(As filed November 7, 2002)


                                                               File No. 70-10077


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 1
                                       to

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                -----------------------------------------------

                       INTERSTATE POWER AND LIGHT COMPANY
                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401

                     (Name of company filing this statement
                   and address of principal executive offices)

                -----------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

                -----------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                            4902 North Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

                -----------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Barbara J. Swan, General Counsel      William T. Baker, Jr., Esq.
        Alliant Energy Corporation            Thelen Reid & Priest LLP
        4902 North Biltmore Lane              40 West 57th Street
        Madison, Wisconsin  53718             New York, NY  10019

                          Kent Ragsdale, Managing Attorney
                          Alliant Energy Tower
                          Alliant Energy Corporate Services, Inc.
                          200 First Street SE
                          Cedar Rapids, Iowa  52401

     The Application/Declaration filed in this proceeding on August 2, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     Interstate Power and Light Company (the "Company"), a wholly-owned public utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through December 31, 2005 (the "Authorization Period"), to issue and sell (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities having a stated per share liquidation preference ("Entity Interests") and/or (b) one or more new series of the Company's preferred stock, par value $0.01 per share ("Preferred Stock"), in a combined aggregate amount of Entity Interests and Preferred Stock not to exceed $200 million outstanding at any time (the issuance of the Entity Interests to include the issuance of one or more series of the Company's subordinated debentures to said special purpose subsidiaries, each series of subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution). The Company anticipates that the issuance and sale of each series of Entity Interests and/or Preferred Stock will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors. Each of these proposed transactions is discussed in detail below.

     As of June 30, 2002, the Company had 24,000,000 authorized shares of common stock, 13,370,788 of which were issued and outstanding, and 1,927,787 authorized shares of preferred stock, 1,127,787 of which were issued and outstanding. The Company's consolidated capitalization as of June 30, 2002 was as follows:

--------------------------------------------------------------------------------
Common Equity                               $  808,724,000           45%
--------------------------------------------------------------------------------
Preferred Stock                             $   54,078,000            3%
--------------------------------------------------------------------------------
Long-term Debt (excluding                   $  857,558,000           48%
current maturities)
--------------------------------------------------------------------------------
Short-term Debt (including                  $   65,772,000            4%
current maturities of Long-term Debt)
--------------------------------------------------------------------------------
               Total                        $1,786,132,000          100%
--------------------------------------------------------------------------------

     In September 2002, the Company redeemed all of its outstanding shares of preferred stock pursuant to Rule 42. The Company requests approval for an amendment and restatement of its Articles of Incorporation to authorize 16,000,000 shares of Preferred Stock, which may be issued in one or more series with such rights and preferences as the Company's board of directors may fix and determine from time to time during the Authorization Period.

Section A.  Issuance and Sale of Entity Interests
            -------------------------------------

1. The Company proposes to organize and acquire the common stock or other common equity interests of one or more special purpose limited partnerships, statutory business trusts or limited liability companies (each an "Issuing Entity") for the sole purpose of issuing the Entity Interests. The business and affairs of the Issuing Entity will be conducted by one or more partners, trustees or members (individually and collectively, the "Manager"). Provided that the Entity Interests are not then in default, the Company will, as a result of its ownership of all of the voting interests in the Issuing Entity, be entitled to appoint, remove or replace the Manager. In the case of a limited partnership, the Company will either (a) act as the general partner of the Issuing Entity or
(b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary"). Likewise, in the case of a limited liability company formed under the laws of a state in which a limited liability company is required to have at least two members, the Company may organize a Participating Subsidiary for the purpose of acquiring and holding a membership interest. The Company and/or a Participating Subsidiary will acquire all of the common stock or all of the general partnership or other common equity interests of any Issuing Entity for an amount not less than the minimum required by law.(1) The Company will use Issuing Entities to issue preferred securities because such securities are assigned more equity content by certain rating agencies. Additionally, the use of Issuing Entities will afford the Company greater access to new sources of capital(2) and may offer increased state/federal tax efficiency.(3) The Entity Interests will be reflected on the consolidated balance sheet of the Company in accordance with accounting principles generally accepted in the United States of America.

2. The Entity Interests, which shall have a stated per share liquidation preference, may be registered under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of a registration statement filed thereunder. The holders of the Entity Interests will be either (a) the limited partners (in the case of a limited partnership), (b) the holders of preferred interests (in the case of a business trust), or (c) non-managing members (in the case of a limited liability company) of the Issuing Entity, and the amounts paid by such holders for the Entity Interests will be treated as capital contribution to the Issuing Entity.

3. The Company proposes to issue, from time to time in one or more series, subordinated debentures (the "Entity Subordinated Debentures") to the Issuing Entity.(4) The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it, directly or indirectly, by the Company, to purchase the Entity Subordinated Debentures. If the corresponding series of Entity Interests is registered under the Securities Act, then the Entity Subordinated Debentures will also be registered under the Securities Act. The Entity Subordinated Debentures will be issued by the Company pursuant to a debenture indenture, which, if the corresponding series of Entity

----------
(1)  The remaining equity would be obtained through the sale of Entity
Interests.
(2) By organizing Issuing Entities in jurisdictions and/or in forms that have favorable terms, the Company can indirectly offer securities with features and terms that are attractive to a wider investor base.
(3) Increased tax efficiency can result if an Issuing Entity is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor company's existing taxing jurisdiction.
(4) The Entity Subordinated Debentures will not count against the limits on the Company's issuance of long-term debt securities, as authorized in File Nos. 70-9375 and 70-9837. See IES Utilities Inc., Holding Co. Act Release Nos. 26945 (Nov. 25, 1998) and 27306 (Dec. 15, 2000) (authorizing the Company to issue and sell, from time to time through June 30, 2004, up to $200 million of additional long-term debt securities outstanding at any one time); and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27456 (Oct. 24, 2001) (increasing limit on additional long-term debt securities of the Company to $300 million).

Interests and Entity Subordinated Debentures are registered, will be qualified under the Trust Indenture Act of 1939, as amended.

4. The interest rate, maturity, payment dates, redemption terms, and other terms of each series of Entity Subordinated Debentures will be designed to parallel the distribution rate, maturity, payment dates, redemption terms and other terms of the Entity Interests to which they relate and will be determined by the Company at the time of issuance. Entity Interests may be redeemable or may be perpetual in duration. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures, at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture indenture. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to make regular scheduled distributions on the Entity Interests.

5. The Company may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 9 of this section. Such Guaranty (if issued and if the corresponding series of Entity Interests is registered) will be registered under the Securities Act.

6. The Entity Subordinated Debentures and any related Guaranty issued by the Company will be expressly subordinated to senior indebtedness of the Company. The payment of interest on any Entity Subordinated Debentures may be deferred for specified periods without creating a default with respect thereto, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preferred stock of the Company during such period of deferral.

7. Distributions on the Entity Interests will be paid at regularly scheduled times (as determined at the time of sale of each series) and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 6 of this section. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred beyond a specified period, then the holders of Entity Interests may have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures indenture and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

8. It is anticipated that interest payments on the Entity Subordinated Debentures made by the Company will be deductible by it for federal and state income tax purposes and that the Issuing Entity will be treated as either a partnership or a trust, as the case may be, for federal income tax purposes. Consequently, the holders of Entity Interests will be deemed to have received interest income rather than dividends, and will not be entitled to any "dividends received deduction" under the Internal Revenue Code.

9. If, as a result of (a) the Entity Subordinated Debentures not being treated as indebtedness for federal income tax purposes, or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for federal income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation to increase or "gross up" such payments so that the holders of Entity Interests will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required.

10. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution, before any distribution of assets to the Company, an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

11. The distribution rate or interest rate payable on each series of Entity Interests (and any corresponding series of Entity Subordinated Debentures) will be determined at the time of sale and will be consistent with rates on similar securities of comparable credit quality and maturities issued by other companies, provided that, if no such comparable securities have been issued recently, the Entity Interests (and corresponding series of Entity Subordinated Debentures) may have a fixed rate or initial adjustable rate thereon at the time of issuance not to exceed the greater of (a)(i) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the average life of such series (the "Treasury Rate"), if issued at a fixed rate, or (ii) 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at an adjustable rate, or (b) a gross spread over the Treasury Rate or LIBOR, as applicable, that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

12. The initial distribution or interest rate on Entity Interests of each series having an adjustable rate will be determined in negotiations between the Company and the underwriters or purchasers of such series. Thereafter, the distribution or interest rate on such Entity Interests ("Adjustable Rate Entity Interests") (and on any corresponding series of Entity Subordinated Debentures) would be adjusted according to a pre-established formula or method of determination or would be that rate which, at the time of remarketing, would be sufficient to remarket the Entity Interests of such series ("Remarketed Entity Interests") at their principal amount, provided that the distribution or interest rate on Remarketed Entity Interests after the initial distribution or interest rate period will not exceed the greater of (a) 500 basis points over LIBOR or (b) a gross spread over LIBOR that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

13. Holders of Remarketed Entity Interests will have the right to tender, or can be required to tender, their Entity Interests and have them purchased at a price equal to the liquidation preference thereof plus accrued and unpaid distributions thereon, if any, on dates specified in, or established in accordance with the instruments creating the Entity Interests. A tender agent

("Tender Agent") may be appointed to facilitate the tender of Remarketed Entity Interests by holders. Any holder of Remarketed Entity Interests wishing to have the same purchased may be required to deliver such Entity Interests during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the remarketing agent ("Remarketing Agent") appointed to reoffer such tendered Entity Interests for sale.

14. The Issuing Entity will be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Entity Interests so tendered (on the dates such payments by the Remarketing Agent or the Tender Agent are to be made), reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Entity Interests by the Remarketing Agent. Upon the delivery of such Entity Interests by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Entity Interests at a price equal to the liquidation amount of such Entity Interests.

Section B.  Issuance and Sale of Preferred Stock
            ------------------------------------

1. As indicated, the Company has redeemed all of its outstanding shares of preferred stock pursuant to Rule 42. Under the Restated Articles of Incorporation ("Restated Articles"), the Company is authorized to issue 16,000,000 shares of Preferred Stock in one or more series with such rights and preferences as the Company's board of directors may fix and determine, including, without limitation, the voting power (if any) of any series of Preferred Stock; the redemption price; the dividend rate; the right (if any) of the holders of any series of Preferred Stock to convert the same into, or exchange the same for, other classes of stock of the Company; liquidation preferences; and sinking fund provisions. Alliant Energy, as the sole holder of the Company's common stock, has approved the Restated Articles, which are filed herewith as Exhibit A-2.

2. The price, exclusive of accumulated dividends, to be paid to the Company for each series of Preferred Stock will be as fixed from time to time by the board of directors. The dividend rate on each series of Preferred Stock will not exceed at the time of issuance the greater of (a)(i) 500 basis points over the applicable Treasury Rate, if issued at a fixed rate, or (ii) 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, or (b) a gross spread over the Treasury Rate or LIBOR, as applicable, that is consistent with similar securities having comparable maturities and credit quality issued by other companies .

3. Each series of Preferred Stock may be redeemable at specified redemption prices, subject to a restriction on optional redemption for a given number of years, or may be perpetual in duration. The Company may include for any series of Preferred Stock provisions for a sinking fund designed to redeem annually, commencing a specified number of years after the first day of the calendar month in which such series is issued, at the stated value per share of such series, plus accumulated dividends, a number of shares equal to a given percentage of the total number of shares up to a given percentage of the total number of shares of such series, with the Company having an option to redeem annually an additional number of shares up to a given percentage of the total number of shares of such series.

Section C.  General Matters Relating to Entity Interests and Preferred Stock
            ----------------------------------------------------------------

1. The Company anticipates that the issuance and sale of each series of Entity Interests and/or Preferred Stock will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

2. The Company proposes to use the net proceeds derived from the issuance and sale of Entity Interests and/or Preferred Stock for general corporate purposes, including, but not limited to, the conduct of its business as a public utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities issued by or on behalf of the Company prior to their stated maturity or due date.

3. Except in accordance with a further order of the Commission in this proceeding, the Company will not publicly issue any Preferred Stock or Equity Interests unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the public issuance by the Company of any such securities that are rated below investment grade.

4. The Company will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) no less than 30%.

Section D.  Statements under Rule 24
            ------------------------

1. The Company proposes to file statements pursuant to Rule 24 within 30 days after the consummation of any financing transaction authorized herein, which statement shall set forth (a) the type of securities issued (e.g., Preferred Stock, Equity Interests, etc.), (b) the principal terms thereof (e.g., dividend rate, sinking fund provisions), (c) the amount of consideration received, (d) the amount of any Guaranty and/or Entity Subordinated Debentures issued in connection with such offering, and (e) with respect to each Issuing Entity that has been formed, (i) the name of such Issuing Entity and Participating Subsidiary, (ii) the value of the Company's investment account in such Issuing Entity; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the Issuing Entity by the Company; (v) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Issuing Entity; (vi) the percentage owned by the Company; and (vii) if any series of Entity Interests is sold in a non-public offering, the identity of the purchasers.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

     The fees, commissions and expenses, including underwriting fees, rating agency fees, registration fees under the Securities Act, and legal and accounting fees, incurred or to be incurred in connection with any financing transaction proposed herein will not exceed 6% of the proceeds of such transaction. Other fees, commissions and expenses, including legal fees, incurred in connection with the amendment of the Articles and the preparation and filing of this Application or Declaration and applications filed or to be filed with certain state commissions (see Item 4, below), will not exceed $25,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          -------------------------------

Section A.  Entity Interests and Preferred Stock
            ------------------------------------

     Sections 6(a), 7 and 12(b) of the Act and Rules 23, 24 and 45 thereunder are applicable to the amendment of the Company's Articles of Incorporation and to issue and sale of Entity Interests, Entity Subordinated Debentures, Guarantees and Preferred Stock, and to the potential exchange of Entity Interests for Entity Subordinated Debentures. Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder are applicable to the formation of any Issuing Entity and acquisition of its common equity interests, the Company's acquisition of shares of the capital stock of any Participating Subsidiary, the acquisition by the Participating Subsidiary of voting interests in the Issuing Entity, and the Issuing Entity's acquisition of Entity Subordinated Debentures.

Section B.  Rule 54 Analysis
            ----------------

     The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy currently does not satisfy all of the conditions of Rule 53(a). As of June 30, 2002, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $537 million, or approximately 67% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2002 ($801 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, by order dated October 3, 2001 (Holding Co. Act Release No. 27448), the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the October 3, 2001 order.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the October 3, 2001 order, there has been no material adverse impact on Alliant Energy's consolidated capitalization resulting from Alliant Energy's investments in EWGs and FUCOs. At June 30, 2002, Alliant Energy's consolidated capitalization consisted of 37.0% common equity, 2.3% preferred stock, 54.3% long-term debt (including variable rate demand bonds classified as current), and 6.4% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3,

2001 order). These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization.

     With regard to earnings, Alliant Energy's non-regulated operations reported a net loss of ($13.7) million in the second quarter of 2002 compared to net income of $18.0 million in the second quarter of 2001, due primarily to lower results from Whiting Petroleum Corporation, Alliant Energy's oil and gas subsidiary, and Alliant Energy's investments in FUCOs in Brazil. The decreased Brazil results were due to lower electric sales resulting from the slower than anticipated recovery in electricity usage following the recently lifted drought-related electricity rationing program in that country; a charge of $0.03 per diluted share related to recovery of the impacts of rationing and other prior costs; losses incurred by a thermal plant recently constructed by Alliant Energy and its Brazilian partners due to the depressed wholesale power market and the impact of a decline in the currency rate on the debt issued to finance the plant; and higher interest expense.

     Alliant Energy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 4.   REGULATORY APPROVAL
          -------------------

     The proposed transactions are subject to approval by the Minnesota Public Utilities Commission ("MPUC") and the Illinois Commerce Commission ("ICC"). The MPUC has authorized the Company to issue up to $150 million of new preferred securities during period ending March 31, 2003. (Exhibit D-3 hereto).(5) The Company has filed an application with the ICC for authorization to issue and sell from time to time up to $200 million of Preferred Stock. (Exhibit D-1). The Company is not currently requesting ICC approval to issue Entity Interests through Issuing Entities. Accordingly, the Company is requesting that the Commission issue an order (a) authorizing the Company to issue Preferred Stock in an aggregate amount at any time outstanding not exceed the lesser of (i) the limit set by the MPUC from time to time (currently $150 million) or (ii) $200

----------
(5) In accordance with Minnesota law, the Company seeks approval for its capital structure on a fiscal year basis ending March 31. The Company intends to make a new filing with the MPUC in early 2003 for approval of its capital structure through March 31, 2004. The Company will file a copy of any future order of the MPUC relating to preferred securities as an exhibit to a certificate under Rule 24 filed in this proceeding. In accordance with Rule 24(c)(2), the order of the Commission requested herein will not be effective after March 31, 2003 with respect to any Preferred Stock or Entity Interests issued after that date unless the Company shall have obtained an order or orders of the MPUC extending and renewing its authorization to issue Preferred Stock and/or Entity Interests.

million, and (b) reserving jurisdiction over the issuance of Entity Interests pending completion of the record with the filing of a further order of the ICC.

     No other state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

ITEM 5.   PROCEDURE
          ---------

1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued as soon as possible. The Company further requests that the Commission's order authorizing the proposed transactions be issued not later than December 1, 2002, subject to the reservation of jurisdiction proposed in Item 4, above.

2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

Section A.  Exhibits:
            --------

            A-1 Restated Articles of Incorporation, as amended through January 1, 2002 (incorporated by reference to Exhibit 3.4 to the Company's Form 8-K, dated January 1, 2002, in File No. 0-4117-1).

            A-2 Restated Articles of Incorporation authorizing the Preferred Stock (Previously filed).

            A-3 By-laws, as currently in effect (incorporated by reference to Exhibit 3.6 to the Company's Form 10-K for the year ended December 31, 2000, in File No. 0-4117-1).

            B     None at this time.

            C     None at this time.

            D-1 Application to the ICC for Issuance of Preferred Stock. (Filed herewith).

            D-2   Order of the ICC. (To be filed by amendment).

            D-3 Petition to the MPUC for Approval of Proposed Capital Structure. (Previously filed).

            D-4A  Order of the MPUC. (Previously filed).

            D-4B Comments of the Minnesota Department of Commerce. (Previously filed).

            E     Inapplicable.

            F     Opinion of counsel. (To be filed by amendment).

            G     Proposed form of Federal Register notice. (Previously filed).


Section B.  Financial Statements:
            --------------------

            FS-1 Consolidated Balance Sheet of Alliant Energy Corporation as of June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the period ended June 30, 2002) (File No. 1-9894).

            FS-2 Consolidated Statement of Income of Alliant Energy Corporation for the six months ended June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the period ended June 30, 2002) (File No. 1-9894).

            FS-3 Consolidated Balance Sheet of Interstate Power and Light Company as of June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended June 30, 2002) (File No. 0-4117-1).

            FS-4 Consolidated Statement of Income of Interstate Power and Light Company for the six months ended June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended June 30, 2002) (File No. 0-4117-1).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          ---------------------------------------

     The transaction that is the subject of this Application/Declaration does not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Such transaction will not result in changes in the operation of the Company that will have an impact on the environment. The Company is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.


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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                          INTERSTATE POWER AND
                                            LIGHT COMPANY


                                          By: /s/ F. J. Buri
                                                  ----------
                                          Name:   F. J. Buri
                                          Title:  Corporate Secretary


Dated: November 7, 2002


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